Exhibit 99.1

Tudou to Hold 2012 Annual General Meeting of Shareholders

SHANGHAI, China, July 18, 2012 — Tudou Holdings Limited (Nasdaq: TUDO) (“Tudou” or the “Company”), a leading Internet video company in China, today announced that it will hold its 2012 annual general meeting of shareholders on the  18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on Monday, August 20, 2012 at 10:00 a.m. (Hong Kong time), to consider and vote on, among other things, the proposal to approve the previously announced merger agreement (the “Merger Agreement”), dated March 11, 2012, by and among Youku Inc. (“Youku”), Two Merger Sub Inc. (“Merger Sub”) and Tudou, the plan of merger attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the merger contemplated there under  (the “Merger”).  Pursuant to the Merger Agreement and the Plan of Merger, Tudou will merge with and into Merger Sub, with Tudou continuing as the surviving entity and as a wholly owned subsidiary of Youku, and the combined entity will be named “Youku Tudou Inc.”.  If completed, the Merger would result in the Company becoming a privately held company and its American depositary shares (“ADSs”) would no longer be listed on the NASDAQ Global Market.  The Company’s board of directors has unanimously approved the Merger Agreement and recommends that holders of its ordinary shares and ADSs vote “FOR” the resolution to authorize and approve the Merger Agreement, the Plan of Merger and the Merger and certain other related resolutions.

Holders of record of the Company’s ordinary shares at the close of business on August 13, 2012 (Hong Kong time) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof.  Holders of record of the Company’s ADSs at the close of business on July 20, 2012 (New York City time) who wish to vote the Class B ordinary shares of the Company represented by the ADSs must act through The Bank of New York Mellon, the depositary of the Company’s ADS program.

The notice of the annual general meeting of shareholders and joint proxy statement of the Company, which sets forth the resolutions to be submitted to shareholders for approval at the annual general meeting of shareholders and how to vote the ordinary shares or instruct The Bank of New York Mellon to vote the Class B ordinary shares represented by the ADSs, will be an exhibit to the Company’s filing on a Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) and will be included in a registration statement on Form F-4  to be filed with the SEC by Youku, which can be obtained from the SEC’s website (http://www.sec.gov).  In addition, shareholders and ADS holders will receive the notice of the annual general meeting of shareholders and joint proxy statement of the Company by mail.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Tudou

Tudou Holdings Limited (Nasdaq: TUDO) is a leading Internet video company in China providing premium licensed content, use generated content (“UGC”) and original in-house produced content. Founded in 2005, Tudou was the first UGC video sharing website launched in China. The “Tudou” brand is one of the most recognized Internet brands in China, and the annual Tudou Video Festival has become a signature event in the online video industry. For more information, please visit http://ir.tudou.com.

Safe Harbor Statements

This announcement contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. Tudou may also make written or oral forward-looking statements in its reports filed or furnished with the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Tudou’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in Tudou’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and Tudou does not undertake any obligation to update any such information, except as required under applicable law.

Investor Relations Contact:

Michael S. Fu

Director, Investor Relations

Tudou Holdings Limited

Tel: (+86) 21-5170-2355

Email: mfu@tudou.com

Jeremy Peruski

ICR, Inc.

Tel: +1 (646) 405-4884

Email: IR@tudou.com